
May 3, 2013

Via E-mail
Jeffrey J. Flood
President, Treasurer, Secretary and Director
Oak Ridge Micro-Energy, Inc.
3046 E. Brighton Place
Salt Lake City, Utah 84121

> **Re: Oak Ridge Micro-Energy, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed April 18, 2013**
> **File No. 000-50032**

Dear Mr. Flood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements for the Fiscal Years Ended June 30, 2012 and 2011 and for the Period from Inception Through June 30, 2012, page 32

Report of Independent Registered Public Accounting Firm, page 1

1.   We note that your audit report was signed by a U.S. audit firm and that the report appears to have been issued in Salt Lake City, Utah. We note from page 38 and throughout the filing that your operations appear to be primarily located in Singapore. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Salt Lake City, Utah. Refer to the guidance in Article 2 of Regulation S-X.

Notes to the Financial Statements, page 38

Note 2. Summary of Significant Accounting Policies, page 38

2.   We note your response to prior comments 15-17 and that your financial statements are now issued in US GAAP and that you have changed your reporting currency from Australian Dollars to US Dollars. Given these changes, please explain to us how you considered the guidance in paragraphs 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

Note 6. Subsequent Events, page 42

3.   We note your response to prior comment 18 and your disclosures here and throughout the filing that you accounted for the transaction on October 8, 2012 with Oak Ridge Micro-Energy, Inc. as reverse acquisition. Please address the following:

    •   Please explain to us if Carbon Strategic and Oak Ride Micro-Energy were shell companies or operating companies prior to the transaction.

    •   Please explain to us who owned each company prior to the acquisition and if there were any relationships among these companies including the officers and directors prior to the acquisition.

    •   Please explain to us in more detail how you considered the guidance in accounting for this transaction as a recapitalization or a merger of entities under common control pursuant to Topic 805 of the FASB Accounting Standards Codification and the underlying basis for your accounting for this transaction. Cite the accounting literature relied upon and how you applied it to your situation.

    •   Please note that this comment also applies to your Form 10-K Transition Report filed April 24, 2012.

Note 7. Unaudited Pro Forma Financial Information, page 43

-Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 45

4.   Please revise the introductory paragraphs to clearly explain how you have complied with Article 11-02(c)(3) of Regulation S-X in presenting the pro forma statement of operations since both companies' fiscal year ends differ by more than 93 days. Clearly disclose the periods combined and the revenues and income for any period that was excluded from or included more than once in the pro forma statements of operations.

-Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

5.   Please refer to prior comment 19. We note from page 42 that you also entered into agreements consisting of $700,000 of capital contributions and $1.7 million in convertible notes. Please revise your pro forma financial statements to reflect these transactions and how you are accounting for these transactions.

6.   Reference is made to adjustment (a).   Notwithstanding the comments issued above, please tell us and revise your filing to explain why you recorded pro forma adjustments of $485,311 for an intangible asset and the related amortization of $194,124 for Oak Ridge Micro Energy.   Within your revised disclosure, please explain the nature of the intangible asset acquired and how you determined the useful life to amortize the intangible asset over.

7.   Further to the above, please tell us and revise your filing to explain why you recorded a deferred tax liability and related tax benefit related to this transaction.

8.   Reference is made to adjustment (b). Please explain to us why you are eliminating Oak Ridge Micro-Energy's equity since this entity is the legal acquiree.

9.   Reference is made to adjustment (c) and the disclosures that you entered into an agreement to terminate an employment agreement for a $150,000 cash payment plus the issuance of 3,000,000 shares of Oak Ridge. Please address the following comments:

   •   Please revise so these adjustments are presented on a gross basis or provide a more detailed explanation of the components of the equity section adjustments in the notes to the pro forma statements. For instance, it appears that you are reflecting the issuance of the common stock and the cash payment to the executive officer for the termination of the employment agreement along with one of the capital contributions from Newmark.

   •   Please revise your filing to explain how you valued the termination agreement at $300,000 since you paid $150,000 of cash and 3,000,000 shares of Oak Ridge. Within your discussion, please explain how you valued the 3,000,000 shares of common stock issued.

   •   Please revise your filing to explain how adjustment (c) explains the pro forma adjustment of 97,130,440 weighted average shares issued as part of the termination agreement.

10.   Reference is made to adjustment (d). Please address the following comments:

- Please revise so these adjustments are presented on a gross basis or provide a more detailed explanation of the components of the equity section adjustments in the notes to the pro forma statements.

- Please revise the filing to explain how the $550,000 pro forma adjustment made to equity and the $190,028 pro forma adjustment to general and administrative expense reflects the nature of this transaction considering that one component of the transactions is for a two year consulting agreement within an officer of Oak Ridge. Within your explanation, please explain to us why you are transferring these monies to a trust account.

Interim Condensed Financial Statements, page 48

General

11.   We note your response to prior comment 21 and that you have removed the reference to your interim financial statements being "reviewed." However, we still continue to note from page 26 that you refer to these unaudited financial statements for the quarter ended September 30, 2012 as being "reviewed." Please revise your filing to include the independent auditors' review report for these interim financial statements or alternatively please remove this reference. Refer to the guidance in 10-01(d) of Regulation S-X.

12.   We note your response to prior comment 22. As applicable, please revise your unaudited financial statements and related footnotes, including your pro forma unaudited footnotes, to also address the comments issued in connection with your annual financial statements.

-Unaudited Pro Forma Condensed Combined Financial Statements, page 58

13.   As applicable, please revise your pro forma combined financial statements to address the comments issued in connection with your unaudited pro forma annual financial statements included on pages 43-47.

Form 10-K for the Transition Period from June 30, 2012 to December 31, 2012

14.   Please respond to the above comments as they relate to your transition report, as appropriate.

Note 10. Change in Fiscal Year End, page 39

15.   We note you are including pro forma audited financial information here for the twelve months ended December 31, 2012. We further note you are including unaudited pro forma financial statements beginning on page 42 for the six months ended December 31,

2012. Please explain to us why you are including this information as part of these financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at 202-551-3639 or me at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller

Amanda Ravitz
Assistant Director

cc (via e-mail): Leonard Burningham, Esq.